02058882

File No. 0-17630

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**Report of Foreign Issuer**



**2002 Interim Dividend - Scrip Dividend Offer**

**CRH public limited company**
**Belgard Castle, Clondalkin,**
**Dublin 22, Ireland.**

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82-____.

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

**SPECIMEN**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 26th September 2002

By: ____________________
M.P. Lee

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

**SPECIMEN**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 26th September 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 11th September 2002 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker or other agent through whom the sale or transfer was effected immediately.

# CRH plc

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

## 2002 INTERIM DIVIDEND - SCRIP DIVIDEND OFFER

FOR INFORMATION ONLY

## Election and Mandate Form or Notice of Entitlement

THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

| Box A Registered holding of Ordinary Shares on 13th September 2002 | Box B Net cash dividend entitlement * € | Box C Maximum number of New Shares to which you are entitled | Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C | Box E Mark with an "X" to effect a mandate in respect of future dividends |
|---|---|---|---|---|
| | | | | |

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman's Letter dated 26th September 2002 (the "Circular") and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

### HOW TO DEAL WITH THIS FORM

1 If the words "Already Mandated" are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

(i) **To receive your maximum entitlement to New Shares in respect of the interim dividend:** take no action.

**or**

(ii) **To receive your dividend in cash:** you must revoke the existing mandate in writing. (All joint holders must sign.)

2 If the words "Already Mandated" are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

(i) **To receive your maximum entitlement to New Shares instead of cash for the interim dividend:** sign and date this Form.

**or**

(ii) **To receive your maximum entitlement to New Shares in respect of the interim dividend and under any future Scrip Dividend Offer:** place an "X" in Box E, sign and date this Form.

**or**

(iii) **To receive a combination of New Shares and cash in respect of the interim dividend:** insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The interim dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

**or**

(iv) **To receive your total interim dividend in cash:** take no action. Do not return this Form. The interim dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than **12 noon on 24th October 2002.**

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 13th September 2002, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the interim dividend for the year ending 31st December 2002, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature: .......................................... (2) Signature: ..........................................

(3) Signature: .......................................... (4) Signature: ..........................................

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

If you are in any doubt as to the action to be taken, you should consult your stockbroker, solicitor, bank manager, accountant or other professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker or other agent through whom the sale or transfer was effected without delay.

The International Building Materials Group

42 Fitzwilliam Square
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

CRH

To the holders of Ordinary Shares.

26th September 2002

**SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND OF 7.43 CENT PER SHARE TO BE PAID ON 8th NOVEMBER 2002**

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offe[illegible] to Shareholders in respect of the interim dividend of 7.43 cent per share to be pa[illegible] Ordinary Shares on 8th November 2002.

The price of one New Share will be €14.77. Accordingly, your entitleme[illegible] will b[illegible] New Share for every 248.485868 Ordinary Shares held where dividend wi[illegible]ng tax applies and for every 198.788694 Ordinary Shares held where the withho[illegible]s not apply. Details of the calculation of the price of a New Share are set o[illegible]nder "Basis of Calculation".

The opportunity to receive New Shares instea[illegible] a [illegible]sh dividend enables Shareholders to increase their shareholding in C[illegible] w[illegible]ncurring dealing costs or stamp duty.

The offer is made under the Terms and C[illegible]f the Scrip Dividend Scheme, as set out in the enclosed booklet date[illegible] 2002. You are advised to consider carefully the Terms and Conditio[illegible]aking a decision. In particular, your attention is drawn to Section [illegible]ooklet which summarises the likely tax consequences. The booklet [illegible]pdated to reflect the change to the method of calculation of the price o[illegible]ares approved by Shareholders at the Annual General Meeting in May 20[illegible]nges to the contact details for Capita Corporate Registrars Plc and o[illegible]amen[illegible]ents for the purposes of clarification.

Full details of t[illegible] available and the action to be taken are set out in the enclosed El[illegible]andate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy
Chairman



Registered in Dublin
No. 12965

## PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE INTERIM DIVIDEND FOR THE YEAR ENDING 31st DECEMBER 2002

### 1. Basis of Calculation

Shareholders on the Register on 13th September 2002, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the interim dividend of 7.43 cent per Ordinary Share and a value for each New Share of €14.77. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 11th September 2002, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 248.485868 Ordinary Shares held where dividend withholding tax applies and for every 198.788694 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange's market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the interim dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 2,633,048 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 0.50% in the Company's existing issued Ordinary Share Capital. If all Shareholders elected to receive cash the amount payable by the Company would be €38,890,121.

### 2. Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 24th October 2002 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2002 interim dividend the latest time and date is 12 noon on 24th October 2002.

### 3. If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 11th September 2002 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker or other agent through whom the sale or transfer was effected.

### 4. Timetable of Events

| | |
|---|---|
| Ordinary Shares quoted ex-dividend | 11th September 2002 |
| Record Date for Dividend | 13th September 2002 |
| Despatch of this document with Election and Mandate Forms or Notices of Entitlement | 26th September 2002 |
| Latest date for receipt of completed Election and Mandate Forms | 24th October 2002 |
| Latest date for receipt of notices of revocation | 24th October 2002 |
| Despatch of dividend warrants in respect of dividends paid on Ordinary Shares | 7th November 2002 |
| Despatch of definitive Share Certificates for New Shares | 7th November 2002 |
| Dividend payment date | 8th November 2002 |
| CREST accounts credited with New Shares | 8th November 2002 |
| Dealings expected to commence in the New Shares | 8th November 2002 |

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

If you are in any doubt as to the action to be taken, you should consult your stockbroker, solicitor, bank manager, accountant or other professional adviser immediately.
If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker or other agent through whom the sale or transfer was effected without delay.

CRH
plc

# TERMS AND CONDITIONS OF SCRIP DIVIDEND SCHEME PURSUANT TO WHICH SHAREHOLDERS HAVE THE RIGHT TO ELECT TO RECEIVE NEW SHARES IN LIEU OF A CASH DIVIDEND



**September 2002**

This document should be retained by Shareholders as the terms herein (as amended from time to time) shall apply to all subsequent Scrip Dividend Offers by the Company, but will not be circulated with each such Offer.

# CONTENTS



# DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

| | |
|---|---|
| "CRH" or "the Company" | CRH plc. |
| "DWT" | Dividend Withholding Tax. |
| "Election and Mandate Form" | the Election and Mandate Form sent to Shareholders in respect of any Scrip Dividend Offer. |
| "First Dealing Day" | the day on which dealings in New Shares are expected to commence, as stated in the documentation relating to each Scrip Dividend Offer. |
| "Income Share" | an unlisted Share of €0.02 in the capital of CRH issued with, and tied to, each Ordinary Share. |
| "Mandate" | a Mandate Election made pursuant to the Mandate Scheme. |
| "Mandate Scheme" | the Mandate Scheme available to Shareholders who wish to receive New Shares in lieu of cash dividends on a regular basis, further details of which are set out in Section 2 of this document. |
| "New Shares" | the new fully paid Ordinary Shares of €0.32 each in the capital of CRH to be issued in connection with the Scrip Dividend Offer. |
| "Non-eligible Shareholders" | holders of Ordinary Shares who are resident in any overseas jurisdictions, the laws of which prohibit the offering and/or accepting of New Shares under Scrip Dividend Offers. |
| "Notice of Entitlement" | the Notice of Entitlement, in respect of any Scrip Dividend Offer, sent to Shareholders who have existing Mandates in place. |
| "Ordinary Shares" | Ordinary Shares of €0.32 each in the capital of CRH (including, where the context admits, the Income Shares issued therewith). |
| "Record Date" | the date on which a Shareholder must be on the Register to receive a particular dividend. |
| "Scrip Dividend Offer" | the offer of the right of election to Shareholders (other than Non-eligible Shareholders) under the Scrip Dividend Scheme in respect of any final or interim dividend. |
| "Scrip Dividend Scheme" | the scheme under which Shareholders may be offered the right to elect to receive New Shares in lieu of cash dividends in accordance with Article 135 (b) of the Company's Articles of Association. |
| "Shareholder" | a holder of any Ordinary Shares. |
| "Specified Minimum Number of Ordinary Shares" | the number of Ordinary Shares required to qualify for one New Share in a Scrip Dividend Offer calculated on the basis described in paragraph 1.3. of this document. |
| "€" and "cent" | euro and cent, lawful currency of Ireland. |

# SECTION 1

## Terms and Conditions of Scrip Dividend Scheme

### 1.1. Terms of Offer

To be eligible to participate in a Scrip Dividend Offer, a Shareholder must be registered on the Register of Members of the Company at the close of business on the relevant Record Date and hold the Specified Minimum Number of Ordinary Shares. Shareholders who hold fewer than the Specified Minimum Number of Ordinary Shares may not make an election under that Scrip Dividend Offer and, therefore, should take no action regarding the Election and Mandate Form sent to them in relation thereto. Such Shareholders will receive their dividend in cash. As explained in further detail in paragraph 1.6. below, certain Non-eligible Shareholders may be prevented from electing to take New Shares in lieu of a cash dividend.

The Scrip Dividend Scheme is subject to the Articles of Association of the Company and these Terms and Conditions (as amended from time to time).

**Shareholders who wish to receive the full cash dividend (and do not have a Mandate already in place) need take no further action.**

New Shares will only be allotted pursuant to a particular Scrip Dividend Offer if the following conditions are fulfilled:

(i) in the case of a final dividend, the dividend is declared at the Annual General Meeting at which it is proposed by the Directors; and

(ii) the New Shares are admitted, subject to allotment, to the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities no later than the day immediately before the First Dealing Day.

If, in respect of any Scrip Dividend Offer, these conditions are not met by the relevant despatch date for dividend warrants and share certificates for New Shares, Election and Mandate Forms for that Scrip Dividend Offer will be disregarded, Mandates will not be effective in respect of that particular Scrip Dividend Offer and all Shareholders will receive the relevant dividend in cash in respect of their Ordinary Shares.

The right of election, which is exercised by completing and returning an Election and Mandate Form, may be in respect of the whole or part of a shareholding. Where no election has been made, dividends will be paid in cash. If a Shareholder wishes to avail of the Mandate Scheme (see Section 2 for further details in relation to the Mandate Scheme), an election must be made in respect of all, and not part only, of that Shareholder's holding of Ordinary Shares.

### 1.2. If you have sold or transferred all or any of your Ordinary Shares

If, prior to the relevant ex-dividend date, you have sold or transferred all or part of your holding of Ordinary Shares and those shares are nevertheless included in the number shown in Box A on the Election and Mandate Form or Notice of Entitlement, you should consult the stockbroker or other agent through whom the sale or transfer was effected without delay for advice as to how to proceed.

### 1.3. Basis of Calculation

Your net cash dividend entitlement, shown in Box B on the Election and Mandate Form or Notice of Entitlement, is calculated by multiplying the number of Ordinary Shares held by you on the Record Date by the relevant dividend per Ordinary Share and deducting Dividend Withholding Tax (DWT), where applicable, at the standard rate of Income Tax (currently 20%) – see Section 3.

The price of a New Share is equal to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on the date on which the Ordinary Shares were first quoted "ex" the relevant dividend.

Your entitlement to New Shares is calculated by dividing your net cash dividend entitlement by the price of a New Share.

The cash dividend per share, the price of a New Share, the number of Ordinary Shares which would entitle a Shareholder to receive one New Share and the Record Date are shown in the letter accompanying the Election and Mandate Form or Notice of Entitlement.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

### 1.4. How to make an election

If you hold the Specified Minimum Number of Ordinary Shares or more and you wish to receive New Shares instead of cash for dividends in respect of all or part of your holding, you should complete the Election and Mandate Form received and send it to Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland so as to be received no later than the time and date specified for receipt of such on the Election and Mandate Form. If the Election and Mandate Form is not received by Capita Corporate Registrars Plc by that time on such date, the cash dividend payment will be made to you in the usual way in respect of your entire holding of Ordinary Shares.

You may not revoke or cancel a valid election once it has been made although you may revoke a Mandate election in respect of future dividend payments.

If on the Election and Mandate Form you do not specify in Box D the number of New Shares you wish to receive or if you make an election in respect of a greater number of New Shares than shown in Box C on the Form, your election will be deemed to be in respect of your maximum entitlement to New Shares shown in Box C.

If you elect to receive a lesser number of New Shares than your maximum entitlement shown in Box C, you will receive the relevant dividend in cash in respect of the balance of your holding of Ordinary Shares.

**If you wish to receive the dividend in cash or if you hold less than the Specified Minimum Number of Ordinary Shares you should not complete or return the Form. Your dividend will then be paid in cash on your total shareholding.**

### 1.5. If you receive more than one Election and Mandate Form

If you receive more than one Election and Mandate Form or Notice of Entitlement this means that your holding of Ordinary Shares is held in more than one account in the Register of Members of the Company. In this case, you must consider your choice in relation to each separate form. You will continue to receive more than one Election and Mandate Form or Notice of Entitlement on future occasions unless you write to Capita Corporate Registrars Plc requesting an amalgamation of the separate holdings.

### 1.6. Non-eligible Shareholders

Shareholders in any jurisdiction outside Ireland or the United Kingdom receiving this document or circulars in respect of a Scrip Dividend Offer may not treat the Scrip Dividend Offer as being available to them unless in such jurisdiction the offer could lawfully be made to them without having to comply with any registration or other legal requirements. It is the responsibility of each Shareholder wishing to elect to receive New Shares to be satisfied as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any governmental or other consents which may be required and observing any other formalities needed to be observed in each such jurisdiction.

### 1.7. Delivery and Listing of New Shares

Application will be made for admission of the New Shares to the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities. Dealings in the New Shares would be expected to commence on the appropriate First Dealing Day. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will rank for all subsequent dividends.

Subject to satisfaction of the conditions attaching to each Scrip Dividend Offer, as set out in Paragraph 1.1., definitive share certificates for the New Shares will be posted, at the risk of the persons entitled thereto, at the same time as warrants are posted in respect of cash dividends. Shareholders who hold their shares in uncertificated form will have their CREST accounts credited with the New Shares on the relevant dividend payment date.

If for any reason the New Shares are not admitted to the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities, Election and Mandate Forms will be disregarded, and all Shareholders will receive the dividend in cash.

### 1.8. Extent of Scrip Dividend Offer

Each Scrip Dividend Offer and the Election and Mandate Form or Notice of Entitlement in respect thereof relate only to a particular dividend. Shareholders will be notified in writing of each Scrip Dividend Offer and will receive Election and Mandate Forms or Notices of Entitlement and details of the action required. The Directors reserve the right not to make a Scrip Dividend Offer in respect of any future dividends.

### 1.9. Withdrawal of Scrip Dividend Offer

The Directors reserve the right at any time prior to the payment of a dividend to withdraw without prior notice any Scrip Dividend Offer, if it appears to them to be prudent to do so. In the event of withdrawal of the offer the relevant dividend will be paid wholly in cash.

### 1.10. General

Receipt of Election and Mandate Forms will not be acknowledged.

Further copies of this document may be obtained from Capita Corporate Registrars Plc (Tel: (01) 810 2400, Fax: (01) 810 2422) on any weekday (excluding Saturdays or public holidays).

## SECTION 2

### The Mandate Scheme

The Mandate Scheme is available for the convenience of, and to simplify future arrangements for, those Shareholders who wish to take their dividends in New Shares instead of cash as a matter of routine and to receive such New Shares automatically in respect of all future dividends for which the Directors make Scrip Dividend Offers.

The Mandate Scheme is available to Shareholders to whom the Scrip Dividend Offers are made and is completely optional. However, any Mandate received by Capita Corporate Registrars Plc will remain valid and in force in respect of all future dividends declared unless and until revoked by the Shareholder (see paragraph 2.4. below) or, in certain circumstances, by the Company (see paragraph 2.5. below).

### 2.1. How to set up a Mandate

The Mandate election is incorporated in the Election and Mandate Form. To authorise the Company to allot New Shares in lieu of the current dividend and in lieu of all future dividends in respect of which Shareholders are given the right to elect to take New Shares, you should place an "X" in Box E on the Election and Mandate Form, sign and date the Election and Mandate Form as directed therein and send it to Capita Corporate Registrars Plc so as to arrive no later than the time and date specified for the receipt of such on the Election and Mandate Form. You should not complete Box D on the Election and Mandate Form, as a Mandate cannot be accepted in respect of part of a shareholding (see paragraph 2.2. below).

**If you wish to elect to take New Shares in respect of the current dividend but to reserve your decision in respect of future Scrip Dividend Offers, you should not complete Box E on the Election and Mandate Form. Election and Mandate Forms in respect of all future dividends will continue to be sent to all Shareholders for whom a Mandate is not then in force.**

### 2.2. Mandates to be in respect of all, and not part, of holding of Ordinary Shares

A Mandate may be given only where an election to receive New Shares instead of a cash dividend is being made in respect of the entire number of Ordinary Shares comprised in a shareholding at the Record Date for each dividend declared to which the Mandate relates. The Mandate will operate so as to deem the Shareholder to have elected to accept the maximum whole number of New Shares available in any future Scrip Dividend Offers. Mandates cannot be accepted in respect of part of a shareholding. If further New Shares are acquired or disposed of in respect of a shareholding, the Mandate will apply (until revoked in accordance with paragraph 2.4. below) to such increased or decreased shareholding.

**It should be noted that all New Shares allotted on each occasion when a Scrip Dividend Offer is made will automatically increase the shareholding on which the next entitlement to New Shares will be calculated.**

### 2.3. Regular Notice of Entitlement

All Shareholders for whom a Mandate is then in force will receive, prior to each dividend payment date, a Notice of Entitlement containing details of the basis of their entitlement to New Shares. Unless a Mandate is revoked in writing by the date specified in such Notice, an election for New Shares will be deemed to have been made in respect of the relevant dividend and New Shares will automatically be allotted in lieu of cash for that dividend. The share certificate in respect thereof will be despatched thereafter without further notice or, in the case of shareholders who hold their shares in uncertificated form, their CREST accounts will be credited with the New Shares.

### 2.4. Revocation of Mandate

A Shareholder may revoke a Mandate at any time in writing to Capita Corporate Registrars Plc. However, a revocation will not apply to a particular dividend if the revocation is received after the final date for receipt of Election and Mandate Forms for that dividend. A Mandate will be deemed to have been revoked in respect of any Ordinary Shares which a Shareholder sells or transfers to another person. Such revocation will only take effect from the date of registration of the relevant transfer in the Register of Members of the Company. A Mandate will terminate immediately on notice of death, bankruptcy or insanity of the Shareholder. Once a notice of revocation has been received, it will apply to all future dividends.

### 2.5. Operation, modification or termination of the Mandate Scheme

The operation of the Mandate Scheme will always be subject to the Directors' decision to make a Scrip Dividend Offer in respect of a particular dividend and their being authorised from time to time by Shareholders to do so and to any other conditions thereof. If the Directors decide not to offer New Shares in respect of any particular dividend, the full cash dividend will be paid in the normal way.

The Mandate Scheme may be modified or terminated at any time by the Directors. In the case of any modification, existing Mandates will remain valid under the modified Mandate Scheme unless and until the Company receives a valid revocation of the Mandate. In the case of termination of the Mandate Scheme, all Mandates then in force will be deemed to have been revoked as at the date of such termination.

If at any time the Directors should alter the terms on which future Scrip Dividend Offers are made, existing Mandates will nevertheless remain valid.

### 2.6. Non-eligible Shareholders

The Mandate Scheme is not available to Non-eligible Shareholders.

# SECTION 3

## Taxation

The precise taxation consequences for a Shareholder electing to receive New Shares in lieu of a cash dividend will depend on that Shareholder's individual circumstances. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

Under the provisions of the 1999 Finance Act, an Irish resident company is obliged to deduct withholding tax at the standard rate of Income Tax (currently 20%) from dividends paid to Irish resident/ordinarily resident individual Shareholders and certain non-residents. This dividend withholding tax also applies to New Shares issued in lieu of a cash dividend.

### 3.1. Taxation in Ireland

Your Directors have been advised that, under current Irish legislation, the tax consequences for Irish resident Shareholders electing to receive New Shares in lieu of a cash dividend will, broadly, be as follows:

*A. Individuals, Trustees and Companies*

An Irish resident individual or trustee who elects to receive New Shares in lieu of a cash dividend will, for the purposes of tax, be treated as if they are in receipt of income. Shareholders will be liable to tax on this income based on an amount equal to the cash value of the distribution received. Irish resident companies, who receive New Shares in lieu of a cash dividend, shall for the purpose of Corporation Tax be deemed to have received 'Franked Investment Income' which is not subject to Corporation Tax.

For the purpose of Capital Gains Tax, New Shares received in lieu of a cash dividend will not be treated as a new shareholding, but will be added to the existing shareholding to which the distribution related. Enhancement expenditure, in an amount equal to the net value of the distribution, is deemed to have been paid by the Shareholder on the date the New Shares are issued. On a subsequent disposal of the New Shares, Capital Gains Tax will be computed in the normal way.

*B. Gross Funds*

Gross Funds which elect to take New Shares in lieu of a cash dividend are normally exempt from tax.

### 3.2. Taxation in the United Kingdom

Your Directors have been advised that, under current United Kingdom legislation, the tax consequences for United Kingdom resident Shareholders electing to receive New Shares in lieu of a cash dividend will, broadly, be as follows:

*A. Individuals, Trustees and Companies*

The UK Inland Revenue does not regard shares received in lieu of a cash dividend by a UK resident Shareholder from a non-UK resident company on capitalisation of its reserves as constituting income for tax purposes. Accordingly, the receipt of such New Shares will not give rise to an Income Tax liability in the hands of a UK resident Shareholder.

If an election to take New Shares in lieu of a cash dividend is made, the New Shares will be added, for Capital Gains Tax purposes, to the Shareholder's existing holding of Ordinary Shares and treated as though they had been acquired as and when the existing holding was acquired. There will, however, be no increase in the base cost of the holding.

*B. Gross Funds*

Gross Funds which elect to take New Shares in lieu of a cash dividend are normally exempt from tax.

### 3.3. Tax liability for Shareholders resident outside Ireland

In general, Shareholders who are neither resident nor ordinarily resident in Ireland for tax purposes and who are resident in an EU State or in a State with which Ireland has a double tax treaty will not be liable to Irish Income Tax if they elect to receive New Shares in lieu of a cash dividend.

In addition, Shareholders will not generally be liable to Irish Capital Gains Tax on the disposal of such New Shares. However, if the shares are effectively connected with a branch or agency of the Shareholder in the State, then any capital gain made on the disposal may be subject to Irish Capital Gains Tax. In certain circumstances, relief may be available from such a liability under the provisions of double taxation agreements concluded by Ireland and the jurisdiction where the Shareholder is resident and such Shareholders are advised to seek appropriate professional advice.

**Shareholders resident other than in Ireland or in the United Kingdom are advised to seek professional advice as to the taxation consequences in their country of residence of electing to receive New Shares in lieu of cash dividends.**

### 3.4. Cash element

If a Shareholder resident in either Ireland or the United Kingdom receives any part of the dividend in the form of cash, the cash dividend will be treated as a conventional dividend for tax purposes.

**This summary of the taxation treatment is not exhaustive. If you are unsure as to how you will be affected if you make an election to receive New Shares in lieu of a cash dividend, you should consult your professional adviser before taking any action.**